November 30, 2012

Tom Kluck
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:                           Sprott Physical Platinum and Palladium Trust
Amendment No. 6 to Registration Statement on Form F-1

Dear Mr. Kluck:

Reference is made to Amendment No. 5 to the registration statement on Form F-1 (File No. 333-179017) of Sprott Physical Platinum and Palladium Trust (the “Trust”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR on October 29, 2012 (the “Registration Statement”).  The Registration Statement relates to the proposed registration of the Trust’s units under the Securities Act of 1933, as amended, in connection with the Trust’s proposed initial public offering.  By letter dated November 16, 2012 (the “Comment Letter”), the Staff of the Commission (the “Staff”) provided the Trust with its comment regarding the Registration Statement and the prospectus included therein.

In response to the Staff’s comment included in the Comment Letter, the Trust has amended the Registration Statement and filed Amendment No. 6 to the Registration Statement on November 29, 2012 (the “Amended Registration Statement”).  The following paragraph of this letter corresponds to the numbered paragraph of the Comment Letter.  Capitalized terms used but not defined herein shall have the meanings set forth in the Amended Registration Statement.

Form F-1

Comment 1:  Please update your disclosure now that the financial statements included in your Form F-1 filing have been updated.

Response: The Trust respectfully advises the Staff that it has revised page 119 of the Prospectus with the appropriate disclosure.

In addition, the Trust respectfully advises the Staff that the Trust has updated and supplemented certain of the industry information contained in the Prospectus.  Supporting data and materials for such updates is being provided to the Staff supplementally. The Trust thanks the Staff for its close attention to the Registration Statement and looks forward to receipt of any additional comments.

Please feel free to telephone the undersigned at (202) 661-7150 or Joanne Skerrett at (202) 661-7198 with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine

Enclosure